November 15, 2002

T-PLEX TECHNOLOGIES
Ronald Robker, President
2950 E. Flamingo Rd, Suite B
Las Vegas, Nevada  89121

Dear Mr. Robker:

Millennium Plastics Corporation is strongly committed to advancing the application possibilities for its SolplaxT polymer. We are very excited about assisting in the development and successful launch of T-Plex.

Millennium has spent numerous years refining the SolplaxT polymer and to the very best of our knowledge the biodegradable and other attributes of SolplaxT are true and correct and can be relied upon by T-Plex.

Please remember that SolplaxT has its technological basis in an improved method for the manufacture of PVA with combinations of other approved food grade additives commonly used in commercial and consumer plastic products. All of the individual components in our SolplaxT formulations have been in commercial and consumer products for so long that their physical properties and impacts on the environment have been globally researched and assessed. These components have uniformly been found to be safe, nontoxic and environmentally friendly.

T-Plex is intended to be developed and manufactured using our SolplaxT polymer so as to be entirely biodegradable when disposed of through landfill or into the wider environment. When disposed of T-Plex will decompose entirely into environmentally benign substances: water (H20), and gas (C02). We can alter the specifications of T-Plex to biodegrade within a chemically pre-set time frame.

We have reviewed the portions of your SB-2 registration statement that pertain to representations concerning SolplaxT, its biodegradability, product advantages and other properties and hereby attest that the statements made are true and correct.

Best regards,

/s/ Paul Branagan
Paul T. Branagan
President
Millennium Plastics Corporation